Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-15

POLYMET REPORTS SECOND QUARTER FISCAL 2014 RESULTS

St. Paul, Minnesota, September 11, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) has filed its financial results for the three months ended July 31, 2013.

The financial statements have been posted on our website at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

FINANCIAL HIGHLIGHTS

  Loss for the three months ended July 31, 2013 was $1.762 million compared with $1.982 million for the prior year period. General and administrative expenses in the three months ending July 31, 2013 were $1.283 million compared with $0.837 million in the prior year period, excluding non-cash share based compensation. The increase primarily reflects increased costs indirectly related to the successful $60.5 million rights offering completed during the period.

  Loss for the six months ended July 31, 2013 was $3.422 million compared with $3.232 million for the prior year period. General and administrative expenses in the six months ending July 31, 2013 were $2.406 million compared with $1.504 million in the prior year period, excluding non-cash share based compensation. The increase primarily reflects increased costs indirectly related to the successful $60.5 million rights offering completed during the period.

  At July 31, 2013 PolyMet had cash and cash equivalents of $48.778 million compared with $8.088 million at January 31, 2013. The increase in cash reflects the net proceeds from the $60.5 million rights offering. The $20 million bridge loan received in the first three months of the current year was repaid with proceeds from the rights offering.

  Convertible and long term debt at July 31, 2013 was $34.350 million.

  PolyMet invested $8.241 million into its NorthMet project during the three months ended July 31, 2013, compared with $4.072 million in the prior year period. The increase reflects land purchases as well as increased activity leading to completion of the supplemental draft Environmental Impact Statement, scheduled for publication in late November 2013.

  PolyMet invested $13.096 million into its NorthMet project during the six months ended July 31, 2013, compared with $8.168 million in the prior year period, excluding a $2.092 million purchase of wetland restoration properties in the prior year period.

  As of July 31, 2013 PolyMet had spent $61.336 million on environmental review and permitting, of which $54.885 million has been spent since the NorthMet project moved from exploration to development stage on October 31, 2006, following publication of the Definitive Feasibility Study.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	July 31, 2013	January 31, 2013

Cash & equivalents	$48,778	$8,088
Working capital	45,857	2,629
Total assets	286,413	236,127
Long Term liabilities	87,621	93,215
Shareholders’ equity	198,792	142,912

	Three months ended July 31,		Six months ended July 31,
Income Statement	2013	2012	2013	2012

General & admin expense excluding non-cash share-based compensation	$1,283	837	$2,406	1,504
Non-cash share-based compensation	$89	1,121	$273	1,737
Other loss (income)	$390	24	$743	(9)

Loss before tax	$1,762	1,982	$3,422	3,232
Loss per share	$0.01	0.01	$0.02	0.02
Investing Activities
NorthMet Property	$8,241	4,072	$13,096	10,260

Weighted average shares outstanding	210,178,514	177,737,896	196,938,572	177,088,293

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: "Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.